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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lynx Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Parson Brown Ct
(No. and Street)

Moraga	CA	94556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore J. Deutz 925-388-0462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd, Suite 120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Theodore J. Deutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lynx Capital, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRINCIPAL / PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFICATE OF ACKNOWLEDGMENT
California All-Purpose Acknowledgment

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

On 02/11/2019 (Date) **before me,** ALEJANDRA S. COLMAN (Name of Officer), **Notary Public,**

personally appeared THEODORE J. DEUTZ (Name of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ALEJANDRA S. COLMAN
Notary Public - California
Contra Costa County
Commission # 2242811
My Comm. Expires May 17, 2022

Signature of Notary Public

Place Notary Seal Above

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT
Document Date: 02/11/2019 **Number of Pages:** 2
Signers(s) other than named above: ____________

Lynx Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2018

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of LynxCapital, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Lynx Capital, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Lynx Capital, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Lynx Capital, LLC's management. My responsibility is to express an opinion on Lynx Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) "(PCAOB)" and am required to be independent with respect to Lynx Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Lynx Capital, LLC's auditor since 2017.
Tarzana, California
February 1, 2019

Lynx Capital, LLC
Statement of Financial Condition
December 31, 2018

Assets	
Cash	$ 35,074
Commissions receivable	258,334
Other asset	50
Total assets	$ 293,458
Liabilities and Member's Equity	
Liabilities	
Accrued expenses	$ 2,925
Total liabilities	2,925
Member's Equity	290,533
Total liabilities and member's equity	$ 293,458

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Income Statement
For the Year Ended December 31, 2018

Revenues	
Fees Earned	$ 749,158
Other revenue	1,385
Total Revenues	750,543
Operating Expenses	
Commission expense	438,052
Email service	1,912
Insurance	2,662
Professional fees	30,190
Travel	5,501
Regulatory fees	3,950
All other operating expenses	4,113
Total Expenses	486,380
Net Income before taxes	264,163
Provision for taxes	3,300
Net Income	$ 260,863

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance, January 1, 2018	$ 29,670
Net income	260,863
Balance, December 31, 2018	$ 290,533

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 260,863
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in assets:	
Accounts receivable	(241,667)
Increase (decrease) in liabilities:	
Accrued expenses	2,438
Net cash provided by operating activities	21,634
Cash at beginning of year	13,440
Cash at end of year	$ 35,074
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for tax	$ 1,700

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Notes to Financial Statements
December 31, 2018

Note 1 – Organization and Nature of Business

Lynx Capital, LLC, formerly GP Group, LLC (the "Company"), was organized in the State of California on October 21, 2008. The Company operates as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in providing private placement of securities on a best effort basis and corporate finance and other investment banking advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Investment advisory services
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - Adoption of ASC Topic 606 Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results of reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Note 2 – Significant Accounting Policies (continued)

Revenue recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Fees Earned (Investment Banking Fees; M&A Advisory) includes the following:

Investment Banking Fees – consist of guaranteed monthly minimum fees STAMP Medallion Signature Guarantee Program.

Placement Fee Income – Placement fee income is earned from providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Revenue collected in advance of performing the service is treated as unearned revenue.

Income Taxes – The Company, a limited liability company, is a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee based on gross income. The Company is no longer subject to examinations by major tax jurisdictions for years before 2015.

Note 3 – Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Note 4 – Related Party Transactions

The Company uses the personal residence of the principal as office space and does not pay rent or other related expenses.

Note 5 – Concentration of Credit Risk

For the year ended December 31, 2018, 100% of fee income was earned from two clients.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2018, the Company had net capital of $32,149 which was $27,149 in excess of its required net capital of $5,000. The Company's net capital ratio was .09 to 1.

Note 7 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through February1, 2019, the date the financial statements were issued, and has determined that no subsequent events occurred, the nature of which would require disclosure.

Supplemental Information

Lynx Capital, LLC
Schedule I - Computation of Net Capital Pursuant to
Rule 15c3-1
December 31, 2018

Computation of Net Capital		
Total ownership equity (from Statement of Financial Condition)	$	290,533
Non allowable assets:		
Commissions receivable		(258,334)
Other current assets		(50)
Net Capital	$	32,149
Computation of Net Capital Requirements		
Minimum net capital indebtedness		
6.67% of net aggregate indebtedness		195
Minimum dollar net capital required		5,000
Net Capital required (greater of above amounts)		5,000
Excess Capital (Deficit)	$	27,149
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	31,857
Computation of Aggregate Indebtedness		
Total liabilities (from Statement of Financial Condition)		2,925
Ratio of indebtedness to net capital		0.09

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2018)

There are no material differences noted in the Company's net capital computation at December 31, 2018

Lynx Capital, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to Lynx Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Lynx Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to Lynx Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Lynx Capital, LLC
Moraga, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Lynx Capital, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lynx Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provision") and (2) Lynx Capital, LLC, stated that Lynx Capital, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Lynx Capital, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Lynx Capital, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 1, 2019

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Member
Lynx Capital, LLC
Moraga, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Lynx Capital, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) Lynx Capital, LLC the "Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Lynx Capital, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 1, 2019

L | LYNX
CAPITAL

February 1, 2019

Brian W. Anson, CPA
18401 Burbank Blvd., Suite 120
Tarzana, CA 91356

To: Brian W. Anson, CPA

This representation letter is provided in connection with review of the exemption report of Lynx Capital, LLC (broker-dealer), as of December 31, 2018 and the purpose of expressing an opinion. We file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer.

We confirm the following as of December 31, 2018:

1. We, as *management* of Lynx Capital., LLC ("the company"), acknowledge management's responsibility for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act throughout the fiscal year December 31, 2018.

2. The broker-dealer makes an assertion that it claims an exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(i) throughout the year. These assertions are the responsibility of *management*.

3. We, the *management* of the broker-dealer, have made available to you the auditor, all records and other information relevant to the broker-dealer's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report; and

4. There are no known events or other factors subsequent to the period addressed in the broker-dealer's assertions, that might significantly affect the broker-dealer's compliance with the identified exemption provisions for the fiscal year December 31, 2018.

Signature: ______________________

Title: PRESIDENT

Lynx Capital, LLC
55 Parson Brown Ct., Moraga, CA 94556
(925) 388-0462